UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL

OMB Number:  3235-0287
Expires:  December 31, 2001

Estimated average burden hours per response . . . . . . . . 0.5

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

BREA L.L.C.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

345 Park Avenue
--------------------------------------------------------------------------------
                                    (Street)

 New York,                          New York             10154
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Host Marriott, L.P.  (no symbol)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


N/A
________________________________________________________________________________
4.   Statement for Month/Year


May 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

N/A
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

Member of Schedule 13D Group
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

                                                                        (Over)

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                           6.
                                                          4.                              5.             Owner-
                                                          Securities Acquired (A) or      Amount of      ship
                                             3.           Disposed of (D)                 Securities     Form:     7.
                                             Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                             2.              Code         ------------------------------- Owned at End   (D) or    Indirect
1.                           Transaction     (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security            Date            ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                  (Month/Day/Year)  Code     V                  (D)             and 4)         (Instr.4) (Instr.4)
-----------------------------------------------------------------------------------------------------------------------------

Class A Partnership Units      05/07/01        C               2,458,335   D     (30)     5,410,873       I        (1)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C               1,079,698   D     (30)     2,402,728    D & I (2)  (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C                  70,796   D     (30)       595,304    D & I (3)  (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C                 686,810   D     (30)     1,699,015    D & I (4)  (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C                  21,594   D     (30)       507,154    D & I (5)  (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C                 112,593   D     (30)       670,236    D & I (6)  (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C                  12,358   D     (30)       490,616    D & I (7)  (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C                  21,735   D     (30)       507,435    D & I (8)  (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C                 452,751   D     (30)     1,817,675    D & I (9)  (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C               2,969,847   D     (30)     7,110,412    D & I (10) (29)
-----------------------------------------------------------------------------------------------------------------------------
                                                     Page 2 of 8


Class A Partnership Units      05/07/01        C                 745,737   D     (30)     2,511,143    D & I (11) (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C               2,769,664   D     (30)     5,459,035    D & I (12) (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C                 119,773   D     (30)       683,066    D & I (13) (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C                 569,383   D     (30)     1,494,429    D & I (14) (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C                 115,818   D     (30)       677,163    D & I (15) (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C                 243,601   D     (30)       907,450    D & I (16) (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C                   7,842   D     (30)        14,362    D (17)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units                                              0                         14    D (18)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units                                              0                    495,548    D & I (19) (29)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units                                              0                    468,470    D (20)
----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C               2,005,584   D     (30)     4,061,668    I          (21)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C               6,788,086   D     (30)    13,989,205    I          (22)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C               8,793,670   D     (30)    17,582,403    I          (23)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C               7,533,823   D     (30)    16,031,878    I          (24)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C               7,533,823   D     (30)    16,031,878    I          (25)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C              10,000,000   D     (30)    20,988,657    I          (26)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units      05/07/01        C              10,000,000   D     (30)    20,988,657    I          (27)
-----------------------------------------------------------------------------------------------------------------------------
Class A Partnership Units                                              0                    495,548    I          (28)
=============================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

N/A

====================================================================================================================================

Explanation of Responses:

(1)  BREA L.L.C. ("BREA LLC") is the general partner of Blackstone
     Real Estate Associates L.P. ("BREA") and Blackstone Real Estate Holdings L.P. ("BREH"), and because of such position, the number of Class A Partnership Units (the "OP Units") converted by BREA LLC and the total beneficial holding of BREA LLC includes the number of OP Units converted and the number of OP Units beneficially owned by each such entity.

(2) Blackstone Real Estate Partners I L.P. ("BRE I") directly owns 1,934,258 OP Units, and the remaining 468,470 securities are directly owned by BRE/Ceriale L.L.C. ("Ceriale").

(3) Blackstone Real Estate Partners Two L.P. ("BRE Two") directly owns 126,834 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(4) Blackstone Real Estate Partners Three L.P. ("BRE Three") directly owns 1,230,545 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(5)  Blackstone Real Estate Partners IV L.P. ("BRE IV") directly owns 38,684
     OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(6) Blackstone RE Capital Partners L.P. ("BRECP") directly owns 201,766 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(7)  Blackstone RE Capital Partners II L.P. ("BRECP II") directly owns 22,146
     OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(8) Blackstone RE Offshore Capital Partners L.P. ("BOC") directly owns 38,965 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(9) BREH directly owns 1,349,205 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(10) Blackstone Real Estate Partners II L.P. ("BRE II") directly owns 6,641,942 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(11) Blackstone Real Estate Holdings II L.P. ("BREH II") directly owns 2,042,673 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(12) Blackstone Real Estate Partners II.TE.1 L.P. ("BRE II TE 1") directly owns 4,990,565 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(13) Blackstone Real Estate Partners II.TE.2 L.P. ("BRE II TE 2") directly owns 214,596 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(14) Blackstone Real Estate Partners II.TE.3 L.P. ("BRE II TE 3") directly owns 1,025,959 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(15) Blackstone Real Estate Partners II.TE.4 L.P. ("BRE II TE 4") directly owns 208,693 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(16) Blackstone Real Estate Partners II.TE.5 L.P. ("BRE II TE 5") directly owns 438,980 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(17) BRE Logan Hotel Inc. ("Logan") directly owns 14,362 OP Units.

(18) RTZ Management Corp. ("RTZ") directly owns 14 OP Units.

(19) CR/RE L.L.C. ("CRRE") directly owns 27,078 OP Units, and the remaining 468,470 OP Units are directly owned by Ceriale.

(20) Ceriale directly owns 468,470 OP Units.

(21) BREA is the general partner of BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II and BOC, and because of such position, the number of OP Units converted by BREA and the total beneficial holding of BREA includes the number of OP Units converted and the number of OP Units beneficially owned by each such entity.

(22) Blackstone Real Estate Associates II L.P. ("BREA II") is the general partner of BRE II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4 and BRE II TE 5, and because of such position, the number of OP Units converted by BREA II and the total beneficial holding of BREA II includes the number of OP Units converted and the number of OP Units beneficially owned by each such entity.

(23) John G. Schreiber ("Schreiber") is a limited partner in BREA and BREA II, and any disposition of an investment (directly or indirectly) by entities to which BREA and BREA II serves as general partner requires the approval of Schreiber. Therefore, the number of OP Units converted by Schreiber and the total beneficial holding of Schreiber includes the number of OP Units converted and the number of OP Units beneficially owned by each such entity.

(24) Blackstone Real Estate Management Associates II L.P. ("BREMA II") is the general partner of BREA II and BREH II, and because of such position, the number of OP Units converted by BREMA II and the total beneficial holding of BREMA II includes the number of OP Units converted and the number of OP Units beneficially owned by each such entity.

(25) BREA II L.L.C. ("BREA II LLC") is the general partner of BREMA II, and because of such position, the number of OP Units converted by BREA II LLC and the total beneficial holding of BREA II LLC includes the number of OP Units converted and the number of OP Units beneficially owned by each such entity.

(26) Peter G. Peterson ("Peterson"), who is a founding member of BREA LLC and BREA II LLC, is able, together with Stephen A. Schwarzman ("Schwarzman"), to control BREA LLC, BREA II LLC, RTZ and Logan, and because of such position and control, the number of OP Units converted by Peterson and the total beneficial holding of Peterson includes the number of OP Units converted and the number of OP Units beneficially owned by each such entity.

(27) Schwarzman, who is a founding member of BREA LLC and BREA II LLC, is able, together with Peterson, to control BREA LLC, BREA II LLC, RTZ and Logan, and because of such position and control, the number of OP Units converted by Schwartzman and the total beneficial holding of Schwarzman includes the number of OP Units converted and the number of OP Units beneficially owned by each such entity.

(28) John Ceriale ("John Ceriale") is a member with sole beneficial ownership of CRRE, and because of such position, the total beneficial holding of John Ceriale includes the number of OP Units beneficially owned by CRRE.

(29) Such entity is a member of Ceriale and because of such membership, the total beneficial holding of such entity includes the number of OP Units beneficially owned by Ceriale.

(30) On May 7, 2001, BRE II, BREH II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5, BRE I, BRE Two, BRE Three, BRE IV, BRECP,
     BRECP II, BOC, BREH, and Logan (collectively, the "Selling Shareholders") converted, in the aggregate, 10,000,000 OP Units into shares of common stock ("Common Stock") of Host Marriott Corporation ("HMC") on a one-for-one basis upon the exercise of their unit redemption right pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of December 30, 1998. On May 8, 2001 the Selling Shareholders sold such 10,000,000 shares of Common
     Stock to Salomon Smith Barney Inc. ("Salomon") for a price of $12.32 per share pursuant to the Underwriting Agreement, dated as of May 2, 2001, among the Issuer, HMC, Salomon and the Selling Shareholders. After giving effect to the sale of Common Stock, all Reporting Persons hold, in the aggregate, 21,015,735 OP Units, which are redeemable for cash or (at the election of HMC) shares of Common Stock (on a one-for-one basis).

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons herein states that this filing shall not be deemed an admission that he or it is the beneficial owner of any of the securities covered by this Statement.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


BREA L.L.C.


By:  /s/ Gary M. Sumers                                      June 8, 2001
     ----------------------------                       ---------------------
     Name:    Gary M. Sumers                                      Date
     Title:   Attorney-in-fact


**Signature of Reporting Person

                                                                  ATTACHMENT A

                            Joint Filer Information
                            -----------------------


Names: Blackstone Real Estate Partners II L.P. ("BRE II"), Blackstone Real Estate Holdings II L.P. ("BREH II"), Blackstone Real Estate Partners II.TE.1 L.P. ("BRE
                          II TE 1"), Blackstone Real Estate Partners II.TE.2 L.P. ("BRE II TE 2"), Blackstone Real Estate Partners II.TE.3 L.P. ("BRE II TE 3"), Blackstone Real Estate Partners II.TE.4 L.P. ("BRE II TE 4"), Blackstone Real Estate Partners II.TE.5 L.P. ("BRE II TE 5"), Blackstone Real Estate Partners I L.P. ("BRE I"), Blackstone Real Estate Partners Two L.P. ("BRE Two"), Blackstone Real Estate Partners Three L.P. ("BRE Three"), Blackstone Real Estate Partners IV L.P. ("BRE IV"), Blackstone RE Capital Partners L.P. ("BRECP"), Blackstone RE Capital Partners II L.P. ("BRECP II"), Blackstone RE Offshore Capital Partners L.P. ("BOC"), Blackstone Real Estate Holdings L.P. ("BREH"), CR/RE L.L.C. ("CRRE"), BRE Logan Hotel Inc. ("Logan"), BRE/Ceriale L.L.C. ("Ceriale"), RTZ Management Corp. ("RTZ"), Blackstone Real Estate Associates L.P. ("BREA"), Blackstone Real Estate Associates II L.P. ("BREA II"), Blackstone Real Estate Management Associates II L.P. ("BREMA II"), BREA II L.L.C. ("BREA II LLC"), Peter G. Peterson ("Peterson"), Stephen A. Schwarzman ("Schwarzman"), John G. Schreiber ("Schreiber") and John Ceriale ("John Ceriale").

Addresses:                The principal business office address of each of the
                          reporting persons above, except for Schreiber, is 345 Park Avenue, 31st Floor, New York, New York
                          10154. The principal business office address of Schreiber is Schreiber Investments, 1115 East
                          Illinois Road, Lake Forest, Illinois 60045.

Designated Filer:         BREA L.L.C. ("BREA LLC")

Issuer & Ticker Symbol:   Host Marriott, L.P. (no symbol)

Date of Event:            May 2001

Signatures:               BLACKSTONE REAL ESTATE PARTNERS I L.P.
                          BLACKSTONE REAL ESTATE PARTNERS TWO L.P.
                          BLACKSTONE REAL ESTATE PARTNERS THREE L.P.
                          BLACKSTONE REAL ESTATE PARTNERS IV L.P.
                          BLACKSTONE RE CAPITAL PARTNERS L.P.
                          BLACKSTONE RE CAPITAL PARTNERS II L.P.
                          BLACKSTONE RE OFFSHORE CAPITAL PARTNERS L.P.
                          BLACKSTONE REAL ESTATE PARTNERS II L.P.
                          BLACKSTONE REAL ESTATE PARTNERS II.TE.1 L.P.
                          BLACKSTONE REAL ESTATE PARTNERS II.TE.2 L.P.

                          BLACKSTONE REAL ESTATE PARTNERS II.TE.3 L.P.
                          BLACKSTONE REAL ESTATE PARTNERS II.TE.4 L.P.
                          BLACKSTONE REAL ESTATE PARTNERS II.TE.5 L.P.
                          BLACKSTONE REAL ESTATE HOLDINGS II L.P.
                          BLACKSTONE REAL ESTATE ASSOCIATES II L.P.
                          BLACKSTONE REAL ESTATE HOLDINGS L.P.
                          BLACKSTONE REAL ESTATE ASSOCIATES L.P.
                          BLACKSTONE REAL ESTATE MANAGEMENT ASSOCIATES II L.P. CR/RE L.L.C.
                          BRE LOGAN HOTEL INC.
                          RTZ MANAGEMENT CORP.
                          BRE/CERIALE L.L.C.
                          BREA L.L.C.
                          BREA II L.L.C.
                          PETER G. PETERSON
                          STEPHEN A. SCHWARZMAN
                          JOHN G. SCHREIBER
                          JOHN CERIALE

                          By:     /s/ Gary M. Sumers
                                  ------------------------
                                  Name:   Gary M. Sumers
                                  Title:  Attorney-in-fact